January 28, 2020 Via EDGAR and e-mail Edward P. Bartz

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Senior Counsel
United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 1-9 Amendment No. 1 to Registration Statement on Form S-6 Filed January 28, 2020 File Nos.: 333-235758 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust (the “m+ Trust”), we submitted to the Securities and Exchange Commission on January 28, 2020 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the m+ Buffered Fund, m+ funds Trust, Series 1-9, a series of the m+ Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover Page

Provide the “Capped Return” amount in the first paragraph.

We have added the Capped Return of [17%]. This is an estimated amount that may change at the time of the pricing of the offering.

Investment Objective (Page 3)

Provide an estimated maturity date for the trust.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz

U.S. Securities and Exchange Commission

January 28, 2020

We have added the requested disclosure in the first paragraph of “Investment Objective” and the other places in the registration statement where the maturity date is referenced. Please note that this is an estimated maturity date and that it may change at the time of the pricing of the offering.

Hypothetical Performance Return Examples (Pages 6-8)

Update the hypothetical tables on pages 6-8.

The hypothetical tables on pages 6-8 have been updated to match the hypothetical 40% increase. The actual hypothetical tables in the final prospectus will not overstate the Capped Return or understate the Maximum Loss.

Fees and Expenses Table (Page 20)

Please provide us with a completed fee table and Example at least 48 hours prior to submitting a request for acceleration.

The m+ Trust will submit a completed fee table and example within this timeline.

GENERAL COMMENTS

1.            Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The m+ Trust does not expect to submit any exemptive applications or no-action requests in connection with the registration statement.

2.            We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

3.            Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Steve Houston

Rep Poppell

Anna T. Pinedo

Hanwen Zhang